SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(b)

(Amendment No. 1)*

Symetra Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87151Q106

(CUSIP Number)

June 20, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	87151Q106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 20,048,879
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 20,048,879
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,048,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.15%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	87151Q106	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 20,048,879
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 20,048,879
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,048,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.15%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No.	87151Q106	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON General Re Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 20,048,879
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 20,048,879
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,048,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.15%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No.	87151Q106	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON General Reinsurance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 20,048,879
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 20,048,879
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,048,879
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.15%
12	TYPE OF REPORTING PERSON IC, CO

Page 6 of 8 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

  Symetra Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices

  777 108th Avenue, NE

  Bellevue, Washington 98004

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

Warren E. Buffett

3555 Farnam Street

Omaha, Nebraska 68131

United States Citizen

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Delaware corporation

General Re Corporation

120 Long Ridge Road

Stamford, CT 06902

Delaware Corporation

General Reinsurance Corporation

120 Long Ridge Road

Stamford, CT 06902

Delaware Corporation

(d)	Title of Class of Securities

  Common Stock

(e)	CUSIP Number

  87151Q106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

    Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and General Re Corporation are each a Parent Holding Company or Control Person, in accordance with §240.13d-1(b)(1)(ii)(G).

    General Reinsurance Corporation is an Insurance Company as defined in section 3(a)(19) of the Act.

    The Reporting Persons together are a group in accordance with §240.13d-1(b)(i)(ii)(K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

  See the Cover Pages for each of the Reporting Persons.

Page 7 of 8 Pages

(b)	Percent of Class

  See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote

(ii)  shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the disposition of

(iv)  shared power to dispose or to direct the disposition of

  See the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of July, 2013

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

GENERAL RE CORPORATION and GENERAL REINSURANCE CORPORATION

By:	/s/ Warren E. Buffett
Warren E. Buffett Attorney-in-Fact

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

General Re Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

General Reinsurance Corporation

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Symetra Financial Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 2, 2010	/S/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 2, 2010	/S/ Warren E. Buffett
By: Warren E. Buffett
Title: Chairman of the Board

General Re Corporation

Dated: February 2, 2010	/S/ William Gasdaska
By: William Gasdaska
Title: Vice President

General Reinsurance Corporation

Dated: February 2, 2010	/S/ William Gasdaska
By: William Gasdaska
Title: Vice President